

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2011

<u>Via e-mail</u>
Mr. Relland Winand
Chief Financial Officer
Orbit/FR, Inc.
506 Prudential Road
Horsham, Pennsylvania 19044

      Re: Orbit/FR, Inc.
                Form 10-K for the year ended December 31, 2010
                Filed March 31, 2011
                Amendment No. 1 to Form 10-Q for the Quarterly Period Ended
                 March 31, 2011
                Filed August 22, 2011
                File No. 000-22583

Dear Mr. Winand:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 21

Report of Independent Registered Public Accounting Firm, page 34

1.   We note the reference in the second paragraph to the *auditing* standards of the PCAOB.
        Please request your auditors to revise their opinion, consistent with Auditing Standard
        No. 1 to refer to the standards of the Public Company Accounting Oversight Board
        (United States).

Note 1. Summary of Significant Accounting Policies, page 39

Foreign Currency Translation, page 41

2.   Please tell us the aggregate transaction gain or loss for each period presented included in
        determining net income. Tell us how you considered ASC 830-20-50-1 and 50-2 and 50-
        3.

3.   We note that 21% of your revenue for 2010 was billed in currencies other than the U.S.
        dollar. Please tell us and enhance your accounting policy disclosure in future filings,
        including any amendments, to discuss how you initially and subsequently measure the
        foreign currency transactions. Refer to ASC 830-20-30-1 and ASC 830-20-35-2.

4.   We note that the functional currency of your German subsidiary is the Euro. Please tell
        us and enhance your accounting policy disclosure in future filings, including any
        amendments, to discuss how you translate the foreign currency financial statements.
        Refer to ASC 830-30-45-3 and ASC 830-30-45-12.

Exhibits 31.1 and 31.2

5.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. In future filings, including any amendments, please revise so as not
        to include the individual's title at the beginning of the certification. Refer to Item 601
        (31) of Regulation S-K. This comment applies to your interim filings as well.

6.   We also note the following in the certifications required by Exchange Act Rule 13a-
        14(a):

        •   In paragraph 4, there is a parentheses missing from the end of the phrase '(as
                defined in Exchange Act Rules 13a-15(e) and 15d-15(e))';and
        •   In paragraph 4(a), the an 's' was added to the word control;

In future filings, including any amendment, please revise the certification so that it is consistent with the language in Item 601(b)(31)(i) of Regulation S-K. This comment applies to your interim filings as well.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2011 filed August 22, 2011

Item 1. Consolidated Financial Statements, page 4

7.   We see that you restated your financial statements for the three months ended March 31, 2011 due to an error in calculating foreign exchange expense. As a result, other non-operating loss increased from $42,000 to $216,000, income tax benefit increased from $170,000 to $229,000 and net loss increased from $516,000 to $631,000. We also note changes to your balance sheet as of March 31, 2011. Please respond to the following:

- Please tell us when management identified the error and explain why you did not file an Item 4.02 Form 8-K to alert investors to the error and related restatement; and
- Given the significance of the error to your financial statements, please tell us why you did not mark the financial statements as restated and include the other disclosures required by ASC 250-10-45 and 50.

Item 4. Controls and Procedures, page 14

8.   In light of the fact that a material weakness existed with respect to the recording of foreign exchange expense, please disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Please similarly address for your Form 10-Q for the quarterly period ended June 30, 2011 filed on August 22, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant